Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Industrial Income Trust Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-175340) on Form S-3 and the registration statement (No. 333-186268) on Form S-8 of Industrial Income Trust Inc. and subsidiaries of our reports dated February 27, 2015, with respect to the consolidated balance sheets of Industrial Income Trust Inc. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), equity and cash flows for each of the years in the three-year period ended December 31, 2014, and the related financial statement schedule, which reports appear in the December 31, 2014 annual report on Form 10-K of Industrial Income Trust Inc.

/s/ KPMG LLP

Denver Colorado

February 27, 2015